# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: United Stainless & Alloy Products, Inc., CIK 0000931584
CUSIP: 913837100
Title of class of securities: Common Stock Par Value $.01
Address of issuer's principal executive offices: 600 Mayer Street, Bridgeville, Pennsylvania (PA), 15017
Date of event which requires filing of this statement: 01/23/2025
Amends the filing with accession number 0001104659-24-116684
Filed by CIK 0001352851
Persons authorized to receive notices and communications: David J. Snyderman, 1603 Orrington Avenue, 13th Floor, Evanston, Illinois (IL), 60201, 847-905-4400

## Reporting persons
- Magnetar Financial LLC (CIK 0001352851): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Magnetar Capital Partners LP (CIK 0001353085): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Supernova Management LLC (CIK 0001368026): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- David J. Snyderman: type of reporting person: individual (IN), other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock Par Value $.01
Name of issuer: United Stainless & Alloy Products, Inc.
Address of issuer's principal executive offices: 600 Mayer Street, Bridgeville, Pennsylvania (PA), 15017

## Item 4. Purpose of Transaction
Purpose of transaction: Since the filing of Schedule D on November 12, 2024, on January 23, 2025, the Issuer consummated a merger (the "Merger") pursuant to which each issued and outstanding Share was cancelled and converted into the right to receive $45.00 in cash, without interest. In connection with the Merger, the Reporting Persons' 618,018 Shares, which consisted of 156,251 Shares sold for the benefit of Systematic Master Fund, 394,430 Shares sold for the benefit of PRA Master Fund, 35,639 Shares sold for the benefit of the Relative Value Master Fund and 31,698 Shares sold for the benefit of Managed Account, were cancelled and converted into the right to receive $45.00 in cash, without interest.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the closing of the Merger on January 23, 2025, each of the Reporting Persons may have been deemed to have beneficial ownership of 0 Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the closing of the Merger on January 23, 2025, each of the Reporting Persons may have been deemed to share the power to vote and direct the disposition of 0 Shares, which represented beneficial ownership of 0% of the Shares.
Transactions in the class effected during the past sixty days: Except as set forth on Schedule A attached hereto and Item 6, the Funds had no transactions in the Shares during the 60 days preceding the date of filing of this Statement. All of the transactions set forth on Schedule A attached hereto were effected in the ordinary course of business of Magnetar Financial for the accounts of each of the Funds. The transactions in the Shares set forth on Schedule A were effected in open market transactions on the NASDAQ and various other trading markets.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, and any amendment or amendments hereto.

Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among or between the Reporting Persons or any other person or entity.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement, dated as of January 27, 2025, among the Reporting Persons
99.2 Power of Attorney, dated as of December 22, 2022 filed by the Reporting Persons on January 25, 2025.
99.3. Schedule A

## Signatures
- Magnetar Financial LLC: /s/ Hayley Stein, Hayley Stein/Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC, Magnetar Capital Partners LP, its Sole Member (01/27/2025)
- Magnetar Capital Partners LP: /s/ Hayley Stein, Hayley Stein/Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC, Supernova Management LLC, its General Partner (01/27/2025)
- Supernova Management LLC: /s/ Hayley Stein, Hayley Stein/Attorney-in-fact for David J. Snyderman, Manager (01/27/2025)
- David J. Snyderman: /s/ Hayley Stein, Hayley Stein/Attorney-in-fact for David J. Snyderman (01/27/2025)